UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box •.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 526253109                                           Page 2 of 5
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
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     2       CHECK BOX IF A MEMBER OF A GROUP                           (a) [ ]
                                                                        (b) [ ]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

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         NUMBER OF                 7      SOLE VOTING POWER
          SHARES                          63,892 - See Item 5(b)
       BENEFICIALLY            -------------------------------------------------
         OWNED BY
           EACH                    8      SHARED VOTING POWER
        REPORTING
          PERSON               -------------------------------------------------
           WITH
                                   9      SOLE DISPOSITIVE POWER
                                          63,636 - See Item 5(b)
                               -------------------------------------------------

                                  10      SHARED DISPOSITIVE POWER

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             63,892 - See Item 5(a)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             17.8% - See Item 5(a)

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    14       TYPE OF REPORTING PERSON
             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
John C. Lame files this Amendment No. 14 to Schedule 13D solely to amend Items 3, 4 and 5.

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Lame utilized personal funds in connection with the acquisition of 7,319 shares of Lenox Common Stock reflected in this Amendment No. 14 to Schedule 13D. No part of the price paid for the shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction

        On December 28, 2001, Mr. Lame purchased 7,319 shares of Lenox Common Stock in connection with a private placement conducted by Lenox. Pursuant to this recent private placement, Mr. Lame invested $80,509, at a stock price of $11 per share. In December 2001, certain other individuals purchased 6,000 shares of Lenox Common Stock at $11 per share pursuant to this private placement.

        Additionally, Mr. Lame intends to seek reimbursement for his expenses incurred in connection with the election of himself and one other director at Lenox’s 2001 Annual Shareholders Meeting in the form of Lenox Common Stock.

        Any activity of Mr. Lame in his capacity as a shareholder of Lenox may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

        Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4, Schedule 13D:

(a)	the acquisition by any person of additional securities of Lenox, or the disposition of securities of Lenox;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lenox or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Lenox or any of its subsidiaries;

(d)	any change in the present board of directors or management of Lenox, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Lenox;

(f)	any other material change in Lenox's business or corporate structure;

(g)	changes in Lenox's articles of incorporation or by-laws or other actions which may impede the acquisition of control of Lenox by any person;

(h)	causing a class of securities of Lenox to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Lenox becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

See page 2, nos. 11 and 13. No. 11 includes options to purchase 5,510 shares of Lenox Common Stock exercisable within 60 days and stock awards for 426 shares of Lenox Common Stock, 170 shares of which Mr. Lame has voting and dispositive power and 256 shares of which Mr. Lame has voting power, but not dispositive power.

As of November 14, 2001, Lenox had 353,528 shares of its Common Stock outstanding. Accordingly, Mr. Lame beneficially owns 17.8% of the outstanding Common Stock of Lenox.

(b)

See page 2, nos. 7 and 9. No. 7 includes stock awards for 426 shares of Lenox Common Stock, 170 shares of which Mr. Lame has voting and dispositive power and 256 shares of which Mr. Lame has voting power, but not dispositive power. No. 7 also includes options to purchase 5,510 shares of Lenox Common Stock exercisable within 60 days. No. 9 includes options to purchase 5,510 shares of Lenox Common Stock exercisable within 60 days and stock awards for 170 shares of Lenox Common Stock over which Mr. Lame has voting and dispositive power.

(c)

On December 28, 2001, Mr. Lame purchased 7,319 shares of Lenox Common Stock at a price of $11 per share pursuant to a private placement conducted by Lenox. Other than as set forth in Mr. Lame's Amendment No. 13 to Schedule 13D filed with the Commission on December 11, 2001, Mr. Lame has not engaged in any other transaction with respect to Lenox securities in the past 60 days.

(d)	None.

(e)	Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

December 28, 2001	By: /s/ John C. Lame John C. Lame